News Release
NYSE-AMEX, TSX Symbol: NG

NovaGold Reaches Agreement on Terms of Litigation Settlement

February 16, 2010 - Vancouver, British Columbia - NovaGold Resources Inc. (NYSE-AMEX, TSX: NG) today announced that it has entered into a memorandum of understanding to settle outstanding securities class action lawsuits in both the United States and Canada, in which NovaGold and certain of its directors and officers were named as defendants.

On December 22, 2008, a consolidated class action lawsuit was filed in the United States District Court for the Southern District of New York consolidating similar complaints of violations of U.S. Securities laws. On October 14, 2009, a similar notice of action was filed in the Ontario Superior Court of Justice in Canada and on October 28, 2009, the same parties were named as defendants in a class action lawsuit in the Supreme Court of British Columbia. All three actions alleged misrepresentations, misstatements and omissions in various public statements and filings concerning NovaGold's Galore Creek Property.

The settlement will be covered by NovaGold's insurance, and the Company does not anticipate having to pay out any of its cash under the terms of the settlement. The memorandum of understanding is subject to agreement on formal documentation and both U.S. and Canadian court approval after public notice.

Rick Van Nieuwenhuyse, President and CEO of NovaGold said, "We are pleased to have settled these proceedings. While we believe we ultimately would have been successful in defending the allegations, this settlement allows us to focus 100% of our attention on executing our business plan: advancing our world-class properties to production and growing our company by exploring and developing new opportunities."

About NovaGold

NovaGold is a growth-focused precious metals company engaged in the exploration and development of mineral properties in North America. The Company has a portfolio of mineral properties located in Alaska, USA, and British Columbia, Canada. The Company's largest projects are being advanced with major mining companies. The Donlin Creek project is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. The Galore Creek project is held by a partnership owned equally by NovaGold and Teck Resources Limited. NovaGold owns a 100% interest in the Rock Creek, Big Hurrah and Nome Gold deposits in Nome, Alaska and in the Ambler deposit in northern Alaska. NovaGold has one of the largest reserve/resource bases of any junior or mid-tier level producing gold company, and trades on the TSX and NYSE-AMEX under the symbol NG. More information is available by emailing info@novagold.net.

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NovaGold Contacts

Greg Johnson
Vice President, Strategic Development

Rhylin Bailie
Manager, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements concerning the terms of the settlement, the approval of the settlement by U.S. and Canadian courts and formal documentation of the settlement, are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include, but are not limited to, the need to reach agreement on final documentation incorporating the terms of the settlement, uncertainties regarding the final terms of the settlement, uncertainties regarding the receipt of approval of the settlement by U.S. and Canadian courts and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2008, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change.